October 11, 2023	Gold Fields Limited
Reg. 1968/004880/06 150 Helen Road, Sandown, Sandton, 2196
Via EDGAR
Postnet Suite 252
United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549 Attention: John Coleman and Craig Arakawa	Private Bag X30500 Houghton, 2041 South Africa Tel +27 11 562-9700 Fax +27 11 562-0000 www.goldfields.com

Re:	Gold Fields Limited

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed March 30, 2023

File No. 001-31318

Dear Messrs. Coleman and Arakawa:

I refer to your letter dated September 12, 2023 setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to the annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) of Gold Fields Limited (the “Company” and, together with its subsidiaries, “Gold Fields” or the “Group”) (File Number 001-31318).

Gold Fields’ responses to the Staff’s comments on the 2022 Form 20-F are set forth below. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicized text and have provided our responses immediately following each numbered comment.

Form 20-F for Fiscal Year Ended December 31, 2022 Filed March 30, 2023

Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S-K under the Securities Act, page 30

1.

We note your summary disclosure includes operating properties, however does not appear to include all properties in which you have a direct or indirect economic interest, as required by Item 1303(a)(1) of Regulation S-K. For example, we note your disclosure on page 84 of your Integrated Annual Report regarding strategic investments that have not been included in your summary table. Please revise your summary disclosure to include all properties in which you have a direct or indirect economic interest, as required by Item 1303(a)(1) of Regulation, including the disclosure required under Item 1303(b) of Regulation S-K.

Directors: YGH Suleman (Chair), M Preece ** (Interim Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya, CAT Smit.

South African unless stated, ^Australian, †British, @Chilean, #Ghanaian, ** Executive Director

Company Secretary: Anré Weststrate

Response:

The Company respectfully acknowledges the Staff’s comment. Beginning with the annual report on Form 20-F to be filed for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”), the Company proposes to incorporate the ownership interest information contained under the subheading “Strategic Investments” on page IAR-84 of the 2022 Form 20-F as well as the location, size, stage, mine type, commodity and mineralisation style of each of its Non-Core Investments (as defined below), under the new heading “Non-Core Investments” in the section entitled “Summary disclosure of mining operations pursuant to Item 1303 of Regulation S-K under the Securities Act”. The Company will also present maps displaying the location of all such investments in accordance with Item 1303(b)(1).

The Company confirms that this disclosure, including Gold Fields’ relevant shareholding and market value of such holdings, constitutes the information related to such investments as the Company considers material to an investor’s understanding of its mining operations in the aggregate pursuant to Item 1303(b)(2)(iii). For completeness, the Company respectfully submits the basis of its materiality assessment as follows:

Over the years, Gold Fields has acquired interests in the capital of several smaller mining and mineral exploration companies. As at December 31, 2022, Gold Fields held minority shareholdings in Galiano Gold Inc. (“Galiano Gold”), Rusoro Mining Ltd., Chakana Copper Corp., Magmatic Resources Limited, Lefroy Exploration Ltd., Lunnon Metals Ltd., Hamelin Gold Ltd., Torq Resources Inc., Tesoro Gold Limited and Far Southeast Gold Resources (together, the “Non-Core Investments”).

The below table sets out Gold Field’s interest in each of the Non-Core Investments, along with the respective market value, carrying value and percentage of total assets of each as at December 31, 2022.

	As at December 31, 2022
Investment	Capital stake	Market value of shareholding		Carrying value of shareholding		Carrying value as percentage of total assets

		(U.S.$ millions)		(U.S.$ millions)

Galiano Mining(1)	9.8%	11.7		11.7		0.16%

Rusoro Mining	24.8%	5.2		0.0		0.00%

Chakana Copper	17.9%	2.0		2.0		0.03%

Magmatic Resources	6.5%	1.2		1.2		0.02%

Lefroy Exploration	13.6%	3.8		3.8		0.05%

Lunnon Metals	24.0%	40.6		12.4		0.17%

Hamelin Gold	10.0%	1.1		1.1		0.01%

Torq Resources	15.0%	8.4		8.4		0.11%

Tesoro Gold	14.9%	4.6		4.6		0.06%

Far Southeast Gold Resources	40.0%	0.0	(2)	0.0	(2)	0.00%

Others(3)	—	1.6		1.6		0.02%

Total		80.2		46.8		0.64%

Notes:

(1)

As at December 31, 2022, Gold Fields held a 9.8% stake in Galiano Gold. The market value of this capital investment was U.S.$11.7 million, of which Gold Fields recognised a carrying value of U.S.$11.7 million (0.16% of total assets) for the fiscal year ended December 31, 2022. In addition to this capital shareholding, Gold Fields has a joint venture with Galiano Gold pursuant to which Gold Fields, through a subsidiary, holds a 45% interest in Asanko Gold Ghana Limited (“Asanko”), Galiano Gold’s sole mining property. Gold Fields has provided the summary disclosure required under Item 1303(b)(1) in respect of its interest in Asanko in the 2022 Form 20-F.

(2)

As at December 31, 2022, Gold Fields held a 40% stake in Far Southeast Gold Resources, which manages the Far Southeast project in the Philippines. Gold Fields has determined that there is currently no reasonable prospect of economic extraction from the project and that the market value and the carrying value of its investment in the project was nil for the year ended December 31, 2022.

(3)	Represents de minimis investments in AngloGold Ashanti Limited, RareX Limited, Australian Gold and Copper Limited, Orsu Metals Corp., Vizsla Copper Corp. and Amarc Resources Ltd.

Based on the above analysis, and in light of the principles-based disclosure contemplated by Item 1303(b)(2)(iii), the Company will disclose the location, size, stage, mine type, commodity and mineralisation style of each Non-Core Investment in tabular format in the 2023 Form 20-F as well as the type, amount and value of its interests in such Non-Core Investments. Except with respect to Asanko, in respect of which Gold Fields will continue to provide the summary information set out in Item 1303(b), the Non-Core Investments have only a de minimis impact on the Company’s financial results and are not material from a strategic, operational or reputational perspective or in any other respect. The Company has therefore determined that there is no substantial likelihood that a reasonable investor would attach importance to additional information on the mining properties of its Non-Core Investments in determining whether to invest in Gold Fields’ securities.

In Appendix A, the Company has produced the information to be presented under the heading “Non-Core Investments” in the 2023 Form 20-F and future Form 20-F filings thereafter.

Exhibits

2.

We are unable to locate your mining and processing schedule in the Cerro Corona Copper and Gold Mine technical report summary dated December 31, 2022, filed as Exhibit 96.8. For example, page 95 includes a reference to the Cerro Corona Copper and Gold Mine mining and processing schedule in Section 12.2, however the schedule appears to be missing. Additionally in Table 19.1.1 on page 96 of the Cerro Corona technical report summary, we are unable to reconcile the quantities sold, with the LOM processed, when applying the recovery percentage. Please advise.

Response:

The Company acknowledges the Staff’s comment. The Company confirms that the reference to the Cerro Corona Copper and Gold Mine mining and processing schedule in Section 12.2 on page 95 of the Cerro Corona Copper and Gold Mine technical report summary dated December 31, 2022 (“2022 Cerro Corona Technical Report Summary”) was a typological error and should instead reference the processing schedule in section 14.2. Further, Table 19.1.1 on page 96 of the 2022 Cerro Corona Technical Report Summary also contained minor errors of a non-material nature, arising from a minor variation when depletion was applied in the calculation of metal content as between the techno-economic and reserve models. The Company submits that as a result, tables 1.4.1, 1.5.1, 11.2.1, 14.2.1, 18.2.1, 19.1.2, 19.3.1, 19.3.2, 19.3.3, 19.3.4, 19.3.5., 19.3.6 and 19.3.7 as well as text in Sections 1.8 and 19.1 of the 2022 Cerro Corona Technical Report Summary included similar minor errors related to the application of the depletion and calculation of metal content. The Company will file an updated technical report summary for Cerro Corona for the year ending December 31, 2023 as exhibit 96.8 to the 2023 Form 20-F (the “2023 Cerro Corona Technical Report Summary”) to correct these non-material errors in the 2022 Cerro Corona Technical Report Summary.

In Appendix B, the Company has reproduced Tables 1.4.1, 1.5.1, 11.2.1, 14.2.1, 18.2.1, 19.1.1, 19.1.2, 19.3.1, 19.3.2, 19.3.3, 19.3.4, 19.3.5., 19.3.6 and 19.3.7 and the text in Sections 1.8 and 19.1 of the 2022 Cerro Corona Technical Report Summary with the proposed indicative revisions to be included in the 2023 Cerro Corona Technical Report Summary. Tables 19.1.1 and 19.1.2 contain minor and immaterial indicative adjustments to align the usage of certain units of measurements and the rounding of financial figures.

If you have any questions or further comments, please contact me at 011 27 11 562 9796 or pschmidt@goldfields.co.za.

Sincerely,

/s/ Paul Schmidt

Paul Schmidt

Chief Financial Officer

Gold Fields Limited

cc:	Kelly Carter, Gold Fields Limited Julian Verbeek, Gold Fields Limited Mike Bienenfeld, Linklaters LLP

Appendix A

Illustration of proposed changes to the Form 20-F for the fiscal year ending December 31, 2023

Proposed disclosure under new heading “Non-Core Investments” in section entitled “Summary disclosure of mining operations pursuant to Item 1303 of Regulation S-K under the Securities Act”

Non-Core Investments

Over the years, Gold Fields has acquired strategic interests in several smaller mining companies, including in Australia, Chile, Ghana and Peru. As at December 31, 2022, Gold Fields held minority shareholdings in Galiano Gold Inc., Rusoro Mining Ltd., Chakana Copper Corp., Magmatic Resources Limited, Lefroy Exploration Ltd., Lunnon Metals Ltd., Hamelin Gold Ltd., Torq Resources Inc., Tesoro Gold Limited and Far Southeast Gold Resources (together, the “Non-Core Investments”).

The following graphic sets out the geographical distribution of the Non-Core Investments with the exception of Galiano Gold, the location of which is disclosed under “Summary Disclosure of Mining Operations Pursuant to Item 1303 of Regulation S under the Securities Act—Overview”.

Rusoro Mining

Chakana Copper, Torq Resources and Tesoro Gold

Magmatic Resources

Lefroy Exploration Resources, Hamelin Gold and Lunnon Metals

Far Southeast

The following table sets out an overview of the Non-Core Investments.

	Primary Project	Commodity	Location	Ownership Type	Size (hectares)	Stage	Mine Type and Mineralisation Styles

Galiano	Asanko	Gold	Ghana	Shareholding in listed company and Joint Venture	21,214	Production	Open pits, Orogenic

Rusoro Mining	El Callao	Gold	USA	Shareholding in listed company	Claim to a nationalised project

Chakana Copper	Soledad	Gold, Copper	Peru	Shareholding in listed company	4,203	Exploration	Porphyry

Torq Resources	Andrea	Copper	Chile	Shareholding in listed company	1,200	Exploration	Target open pit, Porphyry and Epithermal
	Margarita	Gold, Copper	Chile		1,445	Exploration	Target open pit, IOCG and Porphyry
	Santa Cecilia	Gold, Copper	Chile		3,239	Exploration	Porphyry and Epithermal

Tesoro Gold	El Zorro	Gold	Chile	Shareholding in listed company	72,249	Exploration	Target open pit, Intrusion Related Gold

Magmatic Resources	Myall	Copper, Gold	Australia	Shareholding in listed company	24,370	Exploration	Target open pit and underground, Porphyry
	Parkes	Gold	Australia		15,100	Exploration	Target open pit and underground, Orogenic
	Wellington North	Copper, Gold	Australia		17,680	Exploration	Target open pit and underground, Porphyry

Lefroy Exploration	Lefroy Gold	Gold	Australia	Shareholding in listed company and Joint Venture	64,500	Exploration	Orogenic Gold

Hamelin Gold	West Tanami	Gold	Australia	Shareholding in listed company	248,900	Exploration	Orogenic Gold

Lunnon Metals	Foster, Fisher	Nickel	Australia	Shareholding in listed company	4,700	Exploration	Target underground, Nickel sulphide

Far Southeast Gold Resources	Far Southeast	Gold, Copper	Philippines	Joint Venture	387	Development	Porphyry

As at December 31, 2022, the total market value of the Non-Core Investments was U.S.$80.2 million.(1) The following table sets out the value and Gold Fields’ interest of each Non-Core Investment.

Investment	Interest(1)	Market Value of Shareholding(1)

	(%)	(U.S.$ millions)

Galiano Mining	9.8%	11.7

Rusoro Mining	24.8%	5.2

Chakana Copper	17.9%	2.0

Magmatic Resources	6.5%	1.2

Lefroy Exploration	13.6%	3.8

Lunnon Metals	24.0%	40.6

Investment	Interest(1)	Market Value of Shareholding(1)

	(%)	(U.S.$ millions)

Hamelin Gold	10.0%	1.1

Torq Resources	15.0%	8.4

Tesoro Gold	14.9%	4.6

Far Southeast Gold Resources	40.0%	N/A

Others(2)	—	1.6

Total	—	80.2

 Notes:

(1)	Market value and interest of investments to be updated as at December 31, 2023.

(2)	Represents de minimis investments in AngloGold Ashanti Limited, RareX Limited, Australian Gold and Copper Limited, Orsu Metals Corp., Vizsla Copper Corp. and Amarc Resources Ltd.

Appendix B

Proposed amendments to Exhibit 98.6 – Cerro Corona Technical Report Summary

Proposed amendments to Table 1.4.1 (page 10 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

Table 1.4.1: Cerro Corona – summary of attributable gold and copper Mineral resources at the end of the fiscal year ended 31 December 2022 based on a gold price of $1,600/oz and copper price of $3.60/lb

	Resources (exclusive of Mineral reserves)					NSR Cutoff	Metallurgical recovery
	Amount/	Grade	Amount	Grade	Amount

	(kt)	Au/ (g/t)	Au/ (koz)	Cu/ (%)	Cu/ (Mlbs)	($/t)	Au/ (%)	Cu/ (%)

Open pit Mineral resources

OP measured Mineral resources	33,250	0.51	547	0.34	249	16.4	66.7 75.9	85.9 88.5

OP indicated Mineral resources	7,265	0.48	113	0.31	50	16.4	66.7 76.1	85.9 88.2

OP measured + indicated Mineral resources	40,515	0.51	660	0.34	300	16.4	66.7 75.9-76.1	85.9 88.2-88.5

OP inferred Mineral resources	145	0.38	2	0.33	1	16.4	66.7 76.0	85.9 88.4

Stockpile Mineral resources

SP measured Mineral resources – oxides

SP measured Mineral resources – sulphide

SP indicated Mineral resources

SP measured + indicated Mineral resources

SP inferred Mineral resources

Total Cerro Corona Mineral resources

Total measured Mineral resources 2022	33,250	0.51	547	0.34	249

Total indicated Mineral resources 2022	7,265	0.48	113	0.31	50

Total measured + indicated Mineral resources 2022	40,515	0.51	660	0.34	300

Total inferred Mineral resources 2022	145	0.38	2	0.33	1

Total M+I Mineral resources 2021	37,454	0.46	557	0.32	264

Total Inferred Mineral resources 2021	300	0.37	4	0.30	2

Total M+I Year on year difference (%)	8%	10%	19%	5%	13%

Total Inferred Year on year difference (%)	-52%	1%	-51%	12%	-46%

 Notes:

a)	Mineral resources are exclusive of Mineral reserves. Rounding of figures may result in minor computational discrepancies.

b)	Mineral resources categories are assigned with consideration given to geological complexity, grade variance, drillhole intersection spacing and proximity of mining development.

c)

Mineral resources quoted as diluted in-situ metric tonnes and grades. Metallurgical recovery factors have not been applied to the estimates. The approximate metallurgical recovery factors are 85.9% 89% for copper and 66.7% 76% for gold. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product recovered from ore treated at the process plant to its total specific mineral content before treatment. Cerro Corona mining operations vary according to the mix of the source material (e.g., oxide, transitional, fresh and ore type blend).

d)

The metal prices used for the 2022 Mineral resources are based on a gold price of $1,600 per ounce and a copper price of $3.60 per pound. Open pit Mineral resources at the South American operations are similarly based on revenue factor 1.0 pits, appropriate mine design and extraction schedules. The gold price used for Mineral resources approximates 14 % higher than the selected Mineral reserve price.

e)

The cutoff grade may vary per mine, depending on the respective costs, depletion schedule, ore type, expected mining dilution and expected mining recovery. The average cutoff grade value applied to the Mineral resources is: $16.4/t.

f)

The Mineral resources are based on initial assessments at the resource gold price of $1,600/oz and copper price of $3.60/lb consider estimates of all Cerro Corona costs, the impact of modifying factors such as mining dilution and mining recovery, processing recovery and royalties. Mineral resources are also tested through the application of Environmental, Social and Governance (ESG) criteria to demonstrate reasonable prospects for economic extraction.

g)	The Mineral resources are estimated at a point in time and can be affected by changes in the gold price, US Dollar currency exchange rates, permitting, legislation, costs and operating parameters.

h)

Cerro Corona is 99.53 % attributable to Gold Fields and is entitled to mine all declared material located within the property’s mineral leases and all necessary statutory mining authorisations and permits are in place or have reasonable expectation of being granted.

(3)	Source: Cerro Corona CPR, 2022

Proposed amendments to Table 1.5.1 (page 11 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

Table 1.5.1: Cerro Corona – summary of attributable gold and copper Mineral reserves at the end of the fiscal year ended 31 December 2022 based on a gold price of $1,400/oz and copper price of $3.40/lb

	Amount/	Grade	Amount	Grade	Amount	Cutoff grades/	Metallurgical recovery

	(Kt)	Au/ (g/t)	Au/ (koz)	Cu/ (%)	Cu/ (Mlb)	($/t NSR)	Au/ (%)	Cu/ (%)

Open Pit Mineral reserves

OP proven Mineral reserves	34,705	0.56	623	0.37	284	16.4	66.4 – 67.9 75.8	83.1 – 84.4 88.8

OP probable Mineral reserves	2,006	0.47	30	0.33	14	16.4	66.4 – 67.9 76.0	83.1 – 84.4 88.3

OP total Mineral reserves	36,711	0.55	653	0.37	298	16.4	66.4 – 67.9 75.8-76.0	83.1 – 84.4 88.3-88.8

Stockpile Mineral reserves

SP proven Mineral reserves	13,185	0.52	219	0.34	100	16.4	59.5 – 67.2 75.9	68.8 – 83.2 88.5

SP probable Mineral reserves

SP total Mineral reserves	13,185	0.52	219	0.34	100	16.4	59.5 – 67.2 75.9	68.8 – 83.2 88.5

Total Mineral reserves

Total proven Mineral reserves	47,890	0.55	842	0.36	384

Total probable Mineral reserves	2,006	0.47	30	0.33	14

Total Cerro Corona Mineral reserves 2022	49,896	0.54	872	0.36	398

Total Cerro Corona Mineral reserves 2021	58,020	0.59	1,103	0.37	474

Year-on-year difference (%)	-14%	-8%	-21%	-2%	-16%

 Notes:

a)	Rounding of figures may result in minor computational discrepancies.

b)	Refer to Table 12.5.1 for year-on-year Mineral reserve comparison.

c)

Mineral reserve quoted as mill delivered metric tonnes and RoM grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the Mineral reserve figures. The approximate metallurgical recovery factors are 59.5% to 67.9% 76% for gold and 68.8% to 84.4% 89% for copper. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product recovered from ore treated at the process plant to its total specific mineral content before treatment. The recoveries for Cerro Corona vary according to the mix of the source material (e.g., oxide, transitional fresh and ore type blend) and method of treatment.

d)

The metal prices used for the 2022 life-of-mine (LoM) Mineral reserves are based on a gold price of $1,400/ounce and $3.40/lb copper. Open pit Mineral reserves at Cerro Corona are based on optimised pits and appropriate mine design and extraction schedules. The gold price and copper price used for Mineral reserves is detailed in Chapter 16, Marketing.

e)

Dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the process plant. Ranges are given for those operations that have multiple orebody styles and mining methodologies. The mine dilution factors are 0%.

f)

The mining recovery factor relates to the proportion or percentage of ore mined from the defined orebody at the gold price used for the declaration of Mineral reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against actual tonnes, grade and metal mined, with all modifying factors and mining constraints applied. The mining recovery factors are 98%.

g)

The cutoff grade may vary per mine, depending on the respective costs, depletion schedule, ore type, expected mining dilution and expected mining recovery. The average NSR cutoff value applied in the planning process is $16.4/t.

h)

An ounces-based Mine Call Factor (metal called for over metal accounted for) determined primarily on historic performance but also on realistic planned improvements where appropriate, is applied to the Mineral reserves. A Mine Call Factor of 100 % has been applied at Cerro Corona.

i)	Cerro Corona is 99.53 % attributable to Gold Fields.

(4)	Source: Cerro Corona CPR, 2022

Proposed amendments to Section 1.8 (page 13 of Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

1.8 Conclusions and Recommendations

The Mineral reserves currently support an 8 year LOM plan and values the Cerro Corona operation NPV at  at a gold price of $1,400/oz and copper price of $3.40/lb and a discount rate of 8.1%.

Proposed amendments to Table 11.2.1 (page 58 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

Table 11.2.1: Cerro Corona – summary of attributable gold and copper Mineral resources at the end of the fiscal year ended 31 December 2022 based on a gold price of $1,600/oz and copper price of $3.60/lb

	Resources (exclusive of Mineral reserves)					NSR Cutoff	Metallurgical recovery
	Amount/	Grade	Amount	Grade	Amount
	(kt)	Au/ (g/t)	Au/ (koz)	Cu/ (%)	Cu/ (Mlbs)	($/t)	Au/ (%)	Cu/ (%)

Open pit Mineral resources

OP measured Mineral resources	33,250	0.51	547	0.34	249	16.4	66.7 75.9	85.9 88.5

OP indicated Mineral resources	7,265	0.48	113	0.31	50	16.4	66.7 76.1	85.9 88.2

OP measured + indicated Mineral resources	40,515	0.51	660	0.34	300	16.4	66.7 75.9- 76.1	85.9 88.2- 88.5

OP inferred Mineral resources	145	0.38	2	0.33	1	16.4	66.7 76.0	85.9 88.4

Stockpile Mineral resources

SP measured Mineral resources – oxides

SP measured Mineral resources – sulphide

SP indicated Mineral resources

$192 million $200 million

SP measured + indicated Mineral resources
SP inferred Mineral resources
Total Cerro Corona Mineral resources
Total measured Mineral resources 2022	33,250	0.51	547	0.34	249
Total indicated Mineral resources 2022	7,265	0.48	113	0.31	50
Total measured + indicated Mineral resources 2022	40,515	0.51	660	0.34	300
Total inferred Mineral resources 2022	145	0.38	2	0.33	1
Total M+I Mineral resources 2021	37,454	0.46	557	0.32	264
Total Inferred Mineral resources 2021	300	0.37	4	0.30	2
Total M+I Year on year difference (%)	8%	10%	19%	5%	13%
Total Inferred Year on year difference (%)	-52%	1%	-51%	12%	-46%

Notes:

a)	Mineral resources are exclusive of Mineral reserves. Rounding of figures may result in minor computational discrepancies.

b)	Mineral resources categories are assigned with consideration given to geological complexity, grade variance, drillhole intersection spacing and proximity of mining development.

c)

Mineral resources quoted as diluted in-situ metric tonnes and grades. Metallurgical recovery factors have not been applied to the estimates. The approximate metallurgical recovery factors are 85.9% 88% for copper and 66.7% 76% for gold. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product recovered from ore treated at the process plant to its total specific mineral content before treatment. Cerro Corona mining operations vary according to the mix of the source material (e.g., oxide, transitional, fresh and ore type blend).

d)

The metal prices used for the 2022 Mineral resources are based on a gold price of $1,600 per ounce and a copper price of $3.60 per pound. Open pit Mineral resources at the South American operations are similarly based on revenue factor 1.0 pits, appropriate mine design and extraction schedules. The gold price used for Mineral resources approximates 14 % higher than the selected Mineral reserve price based on the three-year trailing average ($1,789.45 per oz) to end December 2022, calculated on a monthly basis of the London afternoon fixing price of gold.

e)

The cutoff grade may vary per mine, depending on the respective costs, depletion schedule, ore type, expected mining dilution and expected mining recovery. The average cutoff grade value applied to the Mineral resources is: $16.382/t.

f)

The Mineral resources are based on initial assessments at the resource gold price of $1,600/oz and copper price of $3.60/lb consider estimates of all Cerro Corona costs, the impact of modifying factors such as mining dilution and mining recovery, processing recovery and royalties. Mineral resources are also tested through the application of Environmental, Social and Governance (ESG) criteria to demonstrate reasonable prospects for economic extraction.

g)	The Mineral resources are estimated at a point in time and can be affected by changes in the gold price, US Dollar currency exchange rates, permitting, legislation, costs and operating parameters.

h)

Cerro Corona is 99.53 % attributable to Gold Fields and is entitled to mine all declared material located within the property’s mineral leases and all necessary statutory mining authorisations and permits are in place or have reasonable expectation of being granted.

(5)	Source: Cerro Corona CPR, 2022

Proposed amendments to Table 12.3.1 (page 64 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

Table 12.3.1: Cerro Corona - summary of attributable gold and copper Mineral reserves at the end of the fiscal year ended 31 December 2022 based on a gold price of $1,400/oz and copper price of $3.40/lb

	Amount/	Grade	Amount	Grade	Amount	Cutoff grades/	Metallurgical recovery
	(Kt)	Au/ (g/t)	Au/ (koz)	Cu/ (%)	Cu/ (Mlb)	($/t NSR)	Au/ (%)	Cu/ (%)

Open Pit Mineral reserves

OP proven Mineral reserves	34,705	0.56	623	0.37	284	16.4	66.4 – 67.9 75.8	83.1 – 84.4 88.8

OP probable Mineral reserves	2,006	0.47	30	0.33	14	16.4	66.4 – 67.9 76.0	83.1 – 84.4 88.3

OP total Mineral reserves	36,711	0.55	653	0.37	298	16.4	66.4 – 67.9 75.8-76.0	83.1 – 84.4 88.3-88.8

Stockpile Mineral reserves

SP proven Mineral reserves	13,185	0.52	219	0.34	100	16.4	59.5 – 67.2 75.9	68.8 – 83.2 88.5

SP probable Mineral reserves

SP total Mineral reserves	13,185	0.52	219	0.34	100	16.4	59.5 – 67.2 75.9	68.8 – 83.2 88.5

Total Mineral reserves

Total proven Mineral reserves	47,890	0.55	842	0.36	384

Total probable Mineral reserves	2,006	0.47	30	0.33	14

Total Cerro Corona Mineral reserves 2022	49,896	0.54	872	0.36	398

Total Cerro Corona Mineral reserves 2021	58,020	0.59	1,103	0.37	474

Year-on-year difference (%)	-14%	-8%	-21%	-2%	-16%

Notes:

a)	Rounding of figures may result in minor computational discrepancies.

b)	Refer to Table 12.5.1 for year-on-year Mineral reserve comparison.

c)

Mineral reserve quoted as mill delivered metric tonnes and RoM grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the Mineral reserve figures. The approximate metallurgical recovery factors are 59.5% to 67.9% 76% for gold and 68.8% to 84.4% 89% for copper. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product recovered from ore treated at the process plant to its total specific mineral content before treatment. The recoveries for Cerro Corona vary according to the mix of the source material (e.g., oxide, transitional fresh and ore type blend) and method of treatment.

d)

The metal prices used for the 2022 life-of-mine (LOM) Mineral reserves are based on a gold price of $1,400/ounce and copper price of $3.40/lb. Open pit Mineral reserves at Cerro Corona are based on optimised pits and appropriate mine design and extraction schedules. The gold price and copper price used for Mineral reserves is detailed in Chapter 14 Marketing.

e)

Dilution relates to planned and unplanned waste and/or low-grade material being mined and delivered to the process plant. Ranges are given for those operations that have multiple orebody styles and mining methodologies. The mine dilution factors are 0%.

f)

The mining recovery factor relates to the proportion or percentage of ore mined from the defined orebody at the gold price used for the declaration of Mineral reserves. This percentage will vary from mining area to mining area and reflects planned and scheduled reserves against actual tonnes, grade and metal mined, with all modifying factors and mining constraints applied. The mining recovery factors are 98%.

g)

The cutoff grade may vary per mine, depending on the respective costs, depletion schedule, ore type, expected mining dilution and expected mining recovery. The average NSR cutoff value applied in the planning process is $16.382/t.

h)

An ounces-based Mine Call Factor (metal called for over metal accounted for) determined primarily on historic performance but also on realistic planned improvements where appropriate, is applied to the Mineral reserves. A Mine Call Factor of 100 % has been applied at Cerro Corona.

i)	Cerro Corona is 99.53 % attributable to Gold Fields.

(6)	Source: Cerro Corona CPR, 2022

Proposed amendments to Table 14.2.1 (page 71 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

Table 14.2.1: Process plant – key requirements summary

Item		2022	2023	2024	2025	2026	2027	2028	2029	2030
Ore processed	(kt)(t)	6,721	6,734	6,754	6,732	6,710	6,710	6,730	6,710	3,051
Plant power draw	(MWhr)	150,177	147,225	147,634	146,147	144,147	146,153	146,496	146,571	147,375
Grinding media	(t) – SAG	2,121	2,249	2,103	2,076	2,002	2,018	2,023	1,995	872
Grinding media	(t) – BM	4,278	4,630	4,509	4,605	4,537	4,535	4,546	4,541	2,066
Lime	(t)	15,620	21,328	20,890	20,054	20,324	20,740	20,382	20,324	9,241

Frother	(t)	59.1	69.6	60.7	62.7	65.0	65.2	66.7	65.7	35.1

Collectors	(t)	139.06	179.78	178.91	183.15	221.44	186.00	204.97	234.23	174.87

Flocculants	(t)	103.87	123.53	112.35	115.64	122.40	124.05	133.02	119.42	54.76

New raw water *	(Kt)	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200

Plant employees	(No.)	130	130	130	130	130	130	130	130	130

Plant Contractors		328	328	328	328	328	328	328	328	328

 Notes:

a)	*Projected Fresh Water Withdrawal

b)	This summary is on a 100 % basis.

 Source: Cerro Corona CPR, 2022

Proposed amendments to Table 18.2.1 (page 93 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

Table 18.2.1: Operating costs forecast

Operating Cost	Units	2023	2024	2025	2026	2027	2028	2029	2030

Mining	$ million	82.1	71.8	56.0	15.7	14.5	15.1	15.5	6.3

Processing	$ million	62.3	62.5	63.0	63.9	65.5	64.8	65.5	29.4

G&A Operating	$ million	61.5	57.3	53.8	45.2	41.5	39.8	40.4	17.7

Other operating costs	$ million	13.3	10.3	7.1	2.4	2.5	0.8 0.2	1.3 0.0	7.1

Operating costs	$ million	219.1	201.9	179.9	127.3	124.1	120.5 119.9	122.7 121.4	60.5

Proposed amendments to Section 19.1 (page 95 of Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

19.1 Key inputs and assumptions

The input parameters for the economic analysis are:

☐	The Mineral reserves disclosed in Section 12.3. No inferred Mineral resources are included in the economic analysis.

☐	The processing schedule disclosed in

☐	Process recoveries disclosed in Section 12.2.

☐	Capital costs disclosed in Section 18.1.

☐	Operating costs disclosed in Section 18.2.

☐	A reserve gold price of $1,400/oz and copper price of $3.40/lb as discussed in Section 12.2.

☐	A real discount rate of 8.1%.

☐	A corporate tax rate of 29.5%.

Proposed amendments to Table 19.1.1 (page 96 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange. Please note, the below proposed amendments include minor additional adjustments to conform the presentation of units and rounding of financial figures across the Cerro Corona Technical Report Summary.

mining and Section 12.2 Table 14.2.1

Table 19.1.1: LOM physical, operating cost and capital cost inputs and revenue assumptions

Sources		Units	2023	2024	2025	2026	2027	2028	2029	2030	2031	LOM
Open Pit (Gold)	LOM Processed	Koz	191.8 131.1	150.0 102.1	128.5 89.4	-	-	-	-	-	-	322.6
	Process Recovery	%	68.4	68.0	69.6	-	-	-	-	-	-	68.6
	Commercial Payable	%	97.6	97.6	97.6	-	-	-	-	-	-
	Sold*	Koz	128.0	99.6	87.3	-	-	-	-	-	-	314.9
Stockpiles (Gold)	LOM Processed	Koz	-	-	-	91.4 62.0	67.6 46.5	70.7 46.9	95.5 61.1	80.4 50.7	-	267.2
	Process Recovery	%	-	-	-	67.9	68.9	61.0 61.6	61.9	63.1	-	64.5
	Commercial Payable	%	-	-	-	97.6	97.6	97.6	97.6	97.6	-
	Sold*	Koz	-	-	-	61.2	46.1	42.9 46.7	57.7 59.6	49.5	-	263.1
Open Pit (Copper)	LOM Processed	Mlb Koz	71.3 151.5	66.6 141.2	64.2 138.3	-	-	-	-	-	-	431.0
	Process Recovery	%	87.5	87.3	88.7	-	-	-	-	-	-	85.9
	Commercial Payable	%	95.2	95.2	95.2	-	-	-	-	-	-
	Sold*	Mlb Koz	59.4 144.2	55.3 134.4	54.2 131.7	-	-	-	-	-	-	410.3
Stockpiles (Copper)	LOM Processed	Mlb Koz	-	-	-	47.0 99.7	34.7 73.0	43.3 82.3	52.4 91.1	20.2 35.4	-	381.5
	Process Recovery	%	-	-	-	87.4	86.5	84.0 84.3	83.2 83.0	72.3	-	83.8
	Commercial Payable	%	-	-	-	95.2	95.2	95.2	95.2	95.2	-
	Sold*	Mlb Koz	-	-	-	39.5 95.9	29.1 70.6	35.3 80.1	41.5 86.7	13.9 33.7	-	367.0
Total Sold (Gold)		Koz	128.0	99.6	87.3	61.2	46.1	42.9 46.7	57.7 59.6	49.5		578.0
Total Sold (Copper)		Mlb Kt	59.4 26.9	55.3 25.1	54.2 24.6	39.5 17.9	29.1 13.2	35.3 15.0	41.5 16.2	13.9 6.3		145.2

Total Sold (Gold Equiv. Oz)		Koz	272.2	234.0	219.0	157.1	116.7	126.8	146.3	83.2	1,355.2
Costs, Revenue and Cashflow	Revenue	$ million	381 362.3	328 310.2	307 289.5	220 207.7	163 154.3	180 167.2	222 193.6	116 112.0	-	1,797.0
	Operating Costs	$ million	219 219.1	202 201.9	180 179.9	127 127.3	124 124.1	120 119.9	123 121.4	60 60.5	-	1,154.1
	Capital Costs	$ million	44 44.5	17 16.9	25 24.8	3 3.0	1 1.4	2 1.7	1 0.8	- 0.2	-	93.2
	Other	$ million	29 14.7	35 13.1	25 12.6	60 8.9	36 8.4	28 8.5	23 6.7	15 4.0	30	76.8
	Royalties (~1 % sales)	$ million	5 3.6	4 3.1	3 2.9	2 2.1	2 1.5	2 1.7	2 1.9	1 1.1	-	18.0
	Interest (if applicable)	$ million	-	-	-	-	-	-	-	-	-	-
	Total Costs (Excl Tax)	$ million	298 281.9	257 235.0	233 220.2	192 141.3	163 135.3	152 131.8	149 130.8	77 65.7	30	1,342.0
	Taxes (Income tax)	$ million	44 44.3	27 29.0	27 21.1	5 -	- -	- -	- -	- -	-	94.4
	Cashflow	$ million	39 39.4	44 43.6	46 46.3	22 22.3	- 0.0	29 27.4	73 60.1	40 38.4	-30	247.8
	Discounted cashflow at 8.1% (NPV)	$ million	38 37.9	39 38.8	38 38.1	17 16.9	- 0.0	19 17.8	44 36.2	22 21.4	-15	192.0

Notes:

a)	This table is based on the life-of-mine schedule for proved and probable Mineral reserves only and is on a 100 % basis.

b)	The Mineral resource and exploration required to replace depletion is not included in this techno-economic assessment.

c)	No inferred Mineral resources are included in the life-of-mine processing schedule or techno-economic evaluation.

Source: Cerro Corona CPR, 2022

Proposed amendments to Table 19.1.2 (page 96 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange. Please note, the below proposed amendments include minor additional adjustments to conform the presentation of units and rounding of financial figures across the Cerro Corona Technical Report Summary.

Table 19.1.2: Gold Fields 99.53 % Attributable Gold, FCF and NPV

Sources	Units	2023	2024	2025	2026	2027	2028	2029	2030	LOM

99.53 % Attributable Gold	koz	127.4	99.1 99.2	86.9 86.8	60.9 61.0	45.9	42.7 46.5	57.4 59.3	49.3	— 575.3

99.53 % Attributable Copper	Mlb kt	59.1 26.8	55.0 25.0	53.9 24.5	39.3 17.8	29.0 13.1	35.1 14.9	41.3 16.1	13.8 6.3	— 144.4

99.53% Cashflow	$ million	39 39.2	43 43.4	46 46.1	22 22.2	0 0.4	28 27.2	72 59.5	39 38.3	-30 276.5

Discounted cashflow at 8.1% (NPV)	$ million	200 191

Proposed amendments to Table 19.3.1 (page 97 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

Table 19.3.1: NPV sensitivity to changes in gold price 99.53 % attributable

Gold Price - real	-15%	-10%	-5%	0%	+5%	+10%	+15%

Gold Price ($/oz)	1,190	1,260	1,330	1,400	1,470	1,540	1,610

NPV ($million)	113 117	142	171 166	200 191	229 216	258 240	288 264

Source: Cerro Corona CPR, 2022

Proposed amendments to Table 19.3.2 (page 97 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

Table 19.3.2: NPV sensitivity to changes in gold grade 99.53 % attributable

Grade	-15%	-10%	-5%	0%	+5%	+10%	+15%

NPV ($million)	113 117	142	171 166	200 191	229 215	258 240	288 264

Source: Cerro Corona CPR, 2022

Proposed amendments to Table 19.3.3 (page 98 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

Table 19.3.3: NPV sensitivity to changes in copper price 99.53 % attributable

Copper Price – real	-15%	-10%	-5%	0%	+5%	+10%	+15%

Copper Price ($/lb)	2.9	3.1	3.2	3.4	3.6	3.7	3.9

NPV ($million)	76 92	126 124	151 158	200 191	250 224	274 257	324 290

Source: Cerro Corona CPR, 2022

Proposed amendments to Table 19.3.4 (page 98 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

Table 19.3.4: NPV sensitivity to changes in copper grade 99.53 % attributable

Grade	-15%	-10%	-5%	0%	+5%	+10%	+15%

NPV ($ million)	74 107	116 135	158 163	200 191	242 219	284 246	326 274

Source: Cerro Corona CPR, 2022

Proposed amendments to Table 19.3.5 (page 98 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

Table 19.3.5: NPV sensitivity to changes in capital costs 99.53 % attributable

Capital costs	-15%	-10%	-5%	0%	+5%	+10%	+15%

NPV ($ million)	208 203	205 199	203 195	200 191	198 187	195 183	193 179

Source: Cerro Corona CPR, 2022

Proposed amendments to Table 19.3.6 (page 98 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

Table 19.3.6: NPV sensitivity to changes in operating costs 99.53 % attributable

Operating costs	-15%	-10%	-5%	0%	+5%	+10%	+15%

NPV ($ million)	338 297	292 262	246 226	200 191	154 155	108 120	62 85

Source: Cerro Corona CPR, 2022

Proposed amendments to Table 19.3.7 (page 98 of 2022 Cerro Corona Technical Report Summary)

Proposed additions in yellow and proposed deletions are shaded in orange.

Table 19.3.7: NPV sensitivity to changes in discount rate 99.53 % attributable

Discount rate	6.9%	7.3%	7.7%	8.1%	8.5%	8.9%	9.3%

NPV ($ million)	208 197	205 195	203 193	200 191	198 189	195 187	193 185

Source: Cerro Corona CPR, 2022